INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	225,076
Accounts receivable		131,735
Prepaid Taxes		2,032
Furniture and equipment, net		25,274
Total Assets	$	384,117

Liabilities and Members' Equity

Credit card payable	$	15,384
Accrued expenses		54,514
Pension Plan payable		-
Total Liabilities		69,898
Members' Equity		314,219
Total Liabilities and Members' Equity	$	384,117